EXHIBIT 99

June 30, 2006

World Gaming Plc

Minerva House

5 Montague Close

London SE1 9BB

We have been unable to complete the audit of the December 31, 2005 financial statements of World Gaming Plc and Subsidiaries in order for the Company to file its Form 20-F on a timely basis. We agree with the statements made in Part III Narrative of Form 12b-25 in this regard. We are in the process of completing our audit and expect to complete the audit and issue or report on the December 31, 2005 consolidated financial statements of World Gaming Plc and Subsidiaries in sufficient time for the Company to file its December 31, 2005 Form 20-F on or before July 15, 2006.

Sincerely,

/s/ HJ & Associates, LLC

HJ & Associates, LLC